Exhibit 99.1

International Road Dynamics, a Quarterhill Company, Awarded US $3.7 Million Contract

OTTAWA, Nov. 29, 2017 /CNW/ - Quarterhill Inc. ("Quarterhill') (TSX:QTRH) (NASDAQ:QTRH), announced today that its wholly owned subsidiary, International Road Dynamics Inc. ("IRD"), has been awarded a contract valued at more than US $3.7 million with the Idaho Transportation Department ("ITD") to supply and install a Mainline Electronic Screening System at the Sage Junction Port of Entry.

This system will weigh and measure commercial vehicles at highway speeds using IRD's Single Load Cell Weigh-In-Motion ("WIM") scales.  Automated License Plate Recognition and Automated Vehicle Identification systems will work in conjunction with the WIM to confirm vehicle credentials and weight compliance.  Vehicle information will be gathered and queried against the IRD intelligent Roadside Operations Computer ("iROC") database.  Decisions will be made in real-time whether vehicles may bypass weigh stations or report for further inspection.  Notification is provided to the commercial vehicle via an in-vehicle transponder and roadside signaling.

During peak times, weigh stations often exceed capacity and are forced to close or allow commercial vehicles to bypass the weigh station until the backlog of trucks is cleared.  By utilizing IRD's mainline electronic screening and WIM systems, commercial vehicle enforcement facilities can focus on high-risk vehicles, allowing compliant carriers with good safety records to bypass.  Not only does this greatly improve the effectiveness of the facility, but it also provides a considerable benefit to the trucking industry by reducing weigh station wait times, fuel costs, and greenhouse gas emissions.

Mr. Terry Bergan, IRD's President and CEO stated: "Currently, Idaho employs the IRD iROC
e-screening system at 4 locations throughout the State.  This contract complements IRD's previous deployments in Idaho by further expanding the State's network of fully automated weigh station facilities.  We look forward to working with ITD on this project."

About IRD

IRD is a highway traffic management technology company specializing in supplying products and systems to the global Intelligent Transportation Systems industry.  IRD is a North American company based in Saskatoon, Saskatchewan, Canada with sales and service offices throughout the United States and overseas.  Private corporations, transportation agencies and highway authorities around the world use IRD's products and advanced systems to manage and protect their highway infrastructures.

About Quarterhill

Quarterhill is a diversified investment holding company focused on growing its business by acquiring technology companies in the Industrial Internet of Things segment across multiple verticals. Quarterhill targets companies with a broad range of products and services that capture, analyze and interpret data, and that have strong financial performance, excellent management teams, strong intellectual property underpinnings and significant opportunities to develop long-term recurring and growing revenue streams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH.  For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in its February 10, 2017 annual information form for the year ended December 31, 2016 (the "AIF") and its November 9, 2017 Management's Discussion and Analysis of Financial Condition and Results of Operations for the 3 and 9 months ended September 30, 2017 and 2016 (the "Q3 MD&A").  Copies of the AIF and the Q3 MD&A may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill's forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

SOURCE Quarterhill Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2017/29/c3850.html

%CIK: 0001518419

For further information: For media and investor inquiries, please contact: Shaun McEwan, Interim CEO, Quarterhill Inc., T: 613.688.4898, E: smcewan@quarterhill.com; Dave Mason, Investor Relations, Quarterhill Inc., T: 613.688.1693, E: ir@quarterhill.com; Terry Bergan, President and CEO, International Road Dynamics Inc., T: 306.653.6600, E: terry.bergan@irdinc.com

CO: Quarterhill Inc.

CNW 06:30e 29-NOV-17